UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

ICOS Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

449295104

 (CUSIP Number)

HealthCor Management, L.P.
Carnegie Hall Tower
152 West 57th Street, 47th Floor
New York, New York 10019
Attention: Mr. Steven J. Musumeci
212-622-7884

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2007

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  /__/.

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) HealthCor Management, L.P. 20-2893681
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) HealthCor Associates, LLC 20-2891849
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14	TYPE OF REPORTING PERSON (See Instructions) OO - limited liability company

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Arthur Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joseph Healey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 4 amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission on November 2, 2006 and amended by amendment No. 1 on November 13, 2006, amendment No. 2 on December 4, 2006 and amendment No. 3 on December 14, 2006 (the “Schedule 13D”),  by HealthCor Management, L.P., HealthCor Associates, LLC, Joseph Healey, and Arthur Cohen (collectively, the “HealthCor Group”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Information contained in this Statement is as of the date hereof, unless otherwise expressly provided herein.

Item 5. Interest in Securities of the Issuer.

The response to Item 5 is hereby amended and supplemented in the following respects:

(a) - (b) As of January 8, 2007, the HealthCor Group beneficially owned in the aggregate 3,450,000 shares of Common Stock which represents approximately 5.24% of the Company's Common Stock based upon 65,891,226 shares of Common Stock of the Company issued and outstanding as of December 26, 2006 as reported in the Company's Revised Definitive Proxy Statement filed under Schedule 14A on December 27, 2006. HealthCor Management is the investment manager to certain private investment funds which hold the Common Stock reported herein and by virtue of such status may be deemed to be the beneficial owner of 3,450,000 shares of Common Stock of the Issuer. HealthCor Associates and Messrs. Cohen and Healey have voting and investment power with respect to the Common Stock reported herein, and therefore may each be deemed to be the beneficial owners of such Common Stock and, together with HealthCor Management, comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The HealthCor Group may not be able to vote certain shares of Common Stock on the proposed transaction if those shares were acquired after the record date for the shareholders meeting at which such transaction shall be voted upon; the HealthCor Group may attempt to obtain proxies for any such shares from their holders in order to vote them.

(c) In addition to the transactions disclosed in our Schedule 13D filed on November 2, 2006, amendment No. 2 on December 4 and amendment No. 3 on December 14, 2006, the HealthCor Group has made the following open-market purchases and sales of shares of Common Stock during the last 60 days as follows:

Date	Purchase/Sale	Number of Shares	Price Per Share
12/15/2006	Purchase	150,000	33.4
12/18/2006	Purchase	60,000	33.9
12/18/2006	Sale	710,000	33.9

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Letter sent by HealthCor Management, L.P. to the Board of Directors of ICOS Corporation dated January 8, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2007

HealthCor Management, L.P.

By:	HealthCor Associates, LLC, general partner of HealthCor Management, L.P.

By: /s/ Arthur Cohen
Name: Arthur Cohen
Title: Manager

By: /s/ Joseph Healey
Name: Joseph Healey
Title: Manager

HealthCor Associates, LLC

By: /s/ Arthur Cohen
Name: Arthur Cohen
Title: Manager

By: /s/ Joseph Healey
Name: Joseph Healey
Title: Manager

/s/ Joseph Healey
Joseph Healey, Individually

/s/ Arthur Cohen
Arthur Cohen, Individually

EXHIBIT INDEX

Exhibit 1. Letter sent by HealthCor Management, L.P. to the Board of Directors of ICOS Corporation dated January 8, 2007.